Exhibit 99.1

Biographical Information of the New Director (Mr. Stanford Ming Lin)

Mr. Stanford Ming Lin has been appointed as a member of the Board of Directors of TH International Limited. He is currently General Manager, Tim Hortons Asia Pacific at Restaurant Brands International (RBI). Prior to joining RBI, Mr. Lin served as Business Executive Officer of Nespresso Greater China and served on the board of directors of Cotti Coffee.  Prior to that, Mr. Lin held a range of senior roles at Nestlé, Visa and Walmart in Greater China.   Earlier in his career, he worked as a management consultant at McKinsey & Company.  Mr. Lin holds a Bachelor of Arts degree from Duke University, a J.D. degree from Harvard Law School and an MBA from MIT Sloan School of Management.